(h)(3)(G)

AMENDED AND RESTATED

INVESTMENT COMPANY INSTITUTE

FEE ALLOCATION AGREEMENT

THIS INVESTMENT COMPANY INSTITUTE FEE ALLOCATION AGREEMENT, effective March 24, 2004, is hereby amended and restated the 1st day of January, 2007 (the "Agreement"), by and among the ING Funds listed on Schedule A attached hereto (each a "Fund," collectively the "Funds") each acting on its own behalf, and on behalf of its series, and ING Investments, LLC and Directed Services, LLC (together, the "Managers").

WHEREAS, the Boards of Directors/Trustees of each Fund (the "Board") has previously authorized the Managers to obtain membership in the Investment Company Institute for the benefit of the Funds;

WHEREAS, the entire cost of membership in the Investment Company Institute (the "ICI Fees") was previously allocated to the Funds in accordance with the Funds' respective advisory agreements with the Managers;

WHEREAS, the Funds now desire to establish the criteria by which the ICI Fees shall be allocated among the Funds and the Managers.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the Managers and the Funds as follows:

Section 1. Allocation of ICI Fees

The Managers will pay sixty percent (60%) of the ICI Fees attributable to Funds. The amount allocated to the Managers will be based upon the Funds' respective net assets under management.

Each Fund will pay a pro rata portion of the remaining forty percent (40%) of the ICI Fees attributable to the Funds based upon the percentage of each Fund's net assets under management.

Section 2. Payment of ICI Fees

The Managers and the Funds will pay their allocated, respective portion of the ICI Fees as specified in Section 1 above. The ICI Fees will be calculated by ING Funds Services, LLC and communicated to each Fund annually for payment.

Section 3. Additional Funds

(a)As additional Funds become members of the Investment Company Institute, each such Fund and its portfolios shall become subject to this Agreement immediately upon being added to the Schedule A.

(b)Each additional Fund that becomes subject to this Agreement in accordance with Section 3(a) above shall pay a portion of the ICI Fees as described in Sections 1 and 2 above based on the percentage of such Fund's net assets under management.

Section 4. Continuation and Termination

The Agreement shall become effective on the date first written above. It shall continue with respect to a Fund until such Fund is no longer a member of the Investment Company Institute provided that such Fund's portion of the ICI Fees have been paid for the period that the Fund utilized ICI's services.

The Agreement shall terminate for each and all Funds upon termination of membership in the Investment Company Institute provided that all ICI Fees have been paid for the period that the Funds utilized ICI's services.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized officers as of the date and year first above written.

ING INVESTMENTS, LLC		DIRECTED SERVICES, LLC
_____/s/Robert S. Naka		_____/s/ Todd Modic
By:	Robert S. Naka	By: Todd Modic
	Executive Vice President	Vice President
ON BEHALF OF ALL FUNDS
SET FORTH ON SCHEDULE A
_____/s/ Robert S. Naka
By:	Robert S. Naka
Executive Vice President

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